SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Series A Common Stock, no par value ("Series A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    833636103
          ------------------------------------------------------------
                                 (CUSIP Number)

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 7G3
                                 (306) 933-8500

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 225-2000

--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                October 24, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)

-------------------
CUSIP No. 833636103              13D
-------------------

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Potash Corporation of Saskatchewan Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                     (b)|_|
     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          BK, AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Saskatchewan, Canada

    NUMBER OF           7    SOLE VOTING POWER
      SHARES
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY
   EACH REPORTING            48,270,406 Series A Shares (See Item 5)
     PERSON
      WITH              9    SOLE DISPOSITIVE POWER

                       10    SHARED DISPOSITIVE POWER

                             48,270,406 Series A Shares (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          48,270,406 Series A Shares

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES |_|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8% (See Item 5(a))

    14    TYPE OF REPORTING PERSON
          CO

-------------------
CUSIP No. 833636103              13D
-------------------

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inversiones El Boldo Limitada

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                     (b)|_|
     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          BK, AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Chile

    NUMBER OF           7    SOLE VOTING POWER
      SHARES
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY
   EACH REPORTING            48,270,406 Series A Shares (See Item 5)
     PERSON
      WITH              9    SOLE DISPOSITIVE POWER

                       10    SHARED DISPOSITIVE POWER

                             48,270,406 Series A Shares (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          48,270,406 Series A Shares

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES |_|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8% (See Item 5(a))

    14    TYPE OF REPORTING PERSON
          CO

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to shares of Series A Common Stock, no par value ("Series A Shares"), of Sociedad Quimica y Minera de Chile S.A. (the "Issuer"), a company organized under the laws of the Republic of Chile. The principal executive offices of the Issuer are located at Miraflores 222, Piso 11, Casilla 96-D, Santiago 290, Chile.

Item 2.  Identity and Background.
------   -----------------------

         This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the "Reporting Persons").

         (1) Potash Corporation of Saskatchewan Inc. ("PCS"), a corporation organized under the laws of Saskatchewan, Canada, is an integrated fertilizer and related industrial and feed products company engaged in the production of potash, phosphate and nitrogen products. The principal business address of PCS is 122 - 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.

         (2) Inversiones El Boldo Limitada ("Chile Holdco") is a limited liability partnership formed under the laws of Chile for the purpose of acquiring shares of the Issuer, and its principal business address is Avenida Apoquindo 3721, Piso 12, Santiago, Chile. PCS indirectly beneficially owns the entire equity interest in Chile Holdco and, as a result, ownership of the Series A Shares owned by Chile Holdco is deemed to be shared with PCS.

         The names, addresses, occupations and citizenship of the directors and executive officers of PCS and of the executive officers of Chile Holdco are set forth in Schedule I attached hereto.

         Neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The total amount of funds (excluding applicable brokerage commissions) utilized by Chile Holdco to acquire the Series A Shares beneficially owned by the Reporting Persons was approximately 91.7 billion Chilean pesos or approximately U.S.$129 million. Chile Holdco obtained all of such funds from PCS, and PCS provided such funds from a combination of cash on hand and borrowings pursuant to its general operating credit facility. PCS intends to refinance such borrowings with the proceeds of borrowings under its existing commercial paper program.

Item 4.  Purpose of Transaction.
------   ----------------------

         Between October 24 and 26, 2001, Chile Holdco purchased a total of 48,270,406 Series A Shares. All of such Series A Shares were purchased in a public auction transaction or in open market transactions, in each case on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange). The Series A Shares beneficially owned by the Reporting Persons were acquired by them as a strategic investment in a company active in complementary markets.

         Subject to any applicable limitations under relevant laws or regulations or under the Issuer's constituent documents, the Reporting Persons may in the future acquire additional Series A Shares, or other equity securities of the Issuer, in the open market, in privately-negotiated purchases, through a public tender offer or otherwise. The Reporting Persons may also, depending on then current circumstances, dispose of all or a portion of the Series A Shares beneficially owned by them in one or more transactions. Additionally, the Reporting Persons understand that the rules applicable to elections of directors of the Issuer (similar to "cumulative voting") should currently, in view of the number of Series A Shares held by the Reporting Persons, permit the Reporting Persons to elect at least two directors of the Issuer at any meeting of shareholders of the Issuer at which directors are to be elected. The Reporting Persons intend to exercise their voting rights with respect to the Series A Shares beneficially owned by them.

         Except as set forth in this statement, neither of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Persons share beneficial ownership of the following Series A Shares:

              Number of Series A                     % of All Equity Securities
                    Shares         % of Class(1)              of Issuer(2)
              ------------------ ------------------       ------------------

PCS...........     48,270,406         33.8%                     18.3%
Chile Holdco..     48,270,406         33.8%                     18.3%


(1) Based upon 142,819,552 Series A Shares outstanding as of September 28, 2001.
(2) Based upon 142,819,552 Series A Shares and 120,376,972 shares of Series
    B Common Stock, no par value, of the Issuer outstanding as of September 28, 2001.

         (b) Because PCS indirectly beneficially owns the entire outstanding equity interest in Chile Holdco, PCS may be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all Series A Shares owned by Chile Holdco. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares owned by the Reporting Persons.

         (c) Other than the transactions described in Schedule II of this statement, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I, have effected any transactions in Series A Shares during the 60-day period preceding the date this statement was filed.

         (d) Because PCS indirectly beneficially owns all of the outstanding voting equity securities of Chile Holdco, PCS may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Series A Shares owned by Chile Holdco. Except as disclosed herein, no person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Series A Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   to Securities of the Issuer.
         ---------------------------

         Other than as described in Item 3 of this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         None.

                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: November 2, 2001       Potash Corporation of Saskatchewan Inc.

                                      /s/ Wayne R. Brownlee
                                      ---------------------------------------
                                      By:    Wayne R. Brownlee
                                      Title: Senior Vice President, Treasurer
                                             and Chief Financial Officer

         Date: November 2, 2001       Inversiones El Boldo Limitada

                                      /s/ Mark G. Boulanger
                                      ---------------------------------------
                                      By:    Mark G. Boulanger
                                      Title: Executive Officer

                                   SCHEDULE I

                     POTASH CORPORATION OF SASKATCHEWAN INC.

         Unless otherwise indicated, each of the individuals named below is a citizen of Canada and the business address of each Executive Officer of PCS is 122 - 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.

Name and Position               Principal Occupation and Address
-----------------               --------------------------------

Directors

Frederick J. Blesi              Retired
(United States citizen)         736 Glenayre Drive
                                Glenvie, Illinois  60025

Douglas J. Bourne               Retired
(United States citizen)         310 Longwoods Lane
                                Houston, Texas  77024

William J. Doyle                President and Chief Executive Officer of PCS
(United States citizen)         122 - 1st Avenue South
                                Saskatoon, Saskatchewan, Canada S7K 7G3

Dallas J. Howe                  Chairman and Chief Executive Officer of
                                Advanced DataSystems Ltd. and BDM
                                Information Systems Group of Companies
                                200 LaCaille Place S.W.
                                Calgary, Alberta T2P 5E2

Jeffrey J. McCaig               President, Chief Executive Officer and Director
                                of Trimac Corporation
                                708 Riversdale Avenue S.W.
                                Calgary, Alberta  T2S 0Y3

Mary Mogford                    Corporate Director and Partner of Mogford
                                Campbell Inc.
                                3715 Lakeshore Road, RR No. 8
                                Newcastle, Ontario L1B 1L9

Donald E. Phillips              Chairman of the board of directors of PCS
(United States citizen)         372 Fannin Landing Circle
                                Brandon, Mississippi  39047


Paul J. Schoenhals              President of Petroleum Industry Training Service
                                2115 - 27th Avenue N.E., Bay 13
                                Calgary, Alberta  T2E 7E4

E. Robert Stromberg             Partner, Robertson Stromberg
                                6th Floor, Canada Building
                                600-105 Twenty-First Street East
                                Saskatoon, Saskatchewan, Canada, S7K 0B3

Jack G. Vicq                    Professor of Emeritus Accounting, University of
                                Saskatchewan
                                604 Braeside View
                                Saskatoon, Saskatchewan, Canada, S7V 1A6

Barrie A. Wigmore               Retired
(United States citizen)         1 West 72nd Street, Apt. 17
                                New York, New York  10023

Thomas J. Wright                Retired
(United States citizen)         104 Ivywood Lane
                                Cary, North Carolina  27511
Executive Officers

William J. Doyle                President and Chief Executive Officer

Wayne R. Brownlee               Senior Vice President, Treasurer and Chief
                                Financial Officer

James F. Dietz                  Executive Vice President and Chief Operating
                                Officer

John L.M. Hampton               Senior Vice President, General Counsel and
                                Secretary

Betty-Ann L. Heggie             Senior Vice President, Corporate Relations

Barry E. Humphreys              Senior Vice President and Chief Information
                                Officer

Barbara Jane Irwin              Senior Vice President, Administration

Garth W. Moore                  President, PCS Potash

G. David Delaney                President, PCS Sales

Thomas W. Regan, Jr.            President, PCS Phosphate

Karen G. Chasez                 Vice President, Procurement, PCS Administration
                                (USA)

Robert A. Jaspar                Vice President, Internal Audit

Donald R. Roberts               Vice President, Safety, Health and Environment,
                                PCS Administration (USA)

Dennis A. Sirois                Vice President and Corporate Controller

                          INVERSIONES EL BOLDO LIMITADA

         Unless otherwise indicated, each of the individuals named below is a citizen of Chile.

Name and Position               Principal Occupation and Address
-----------------               --------------------------------

Executive Officers

Mark G. Boulanger               Vice President Sales, PCS Yumbes
(United States citizen)         1101 Skokie Blvd.
                                Suite 400
                                Northbrook, Illinois 60062

Jose Maria Eyzaguirre Baeza     Member, Claro y Cia.
                                Av. Apoquindo 3721, Piso 13, Las Condes
                                Santiago, Chile

Rodrigo Ochagavia Ruiz-Tagle    Member, Claro y Cia.
                                Av. Apoquindo 3721, Piso 13, Las Condes
                                Santiago, Chile

                                   SCHEDULE II

                         TRANSACTIONS IN SERIES A SHARES

         Unless otherwise indicated, each of the transactions described below was a purchase of Series A Shares for cash on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange).


                                                      Price per Share
Date                       Number of Shares         (in Chilean pesos)
----                       ----------------         ------------------

October 24, 2001             48,129,128                   1,900
October 24, 2001                 80,645                   1,900
October 24, 2001                  2,310                   1,899
October 25, 2001                 35,098                   1,900
October 26, 2001                 23,225                   1,900